UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from              to             .

Commission file number 1-2376

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION

1735 MARKET STREET

PHILADELPHIA, PA 19103

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and the Employee Welfare

Benefits Plan Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the FMC Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 28, 2006

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(In thousands)

	2005	2004
Assets:
Investments	$417,466	408,951
Receivables:
Contributions receivable	144	147
Participants’ loans	8,332	8,187

Net assets available for benefits	$425,942	417,285

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

(In thousands)

	2005	2004
Additions:
Interest and dividend income	$11,596	9,290
Net appreciation in fair value of investments (note 3)	16,108	47,058
Proceeds received relating to a predecessor plan (note 2)	—	652
Contributions:
Participant	16,143	15,420
Employer	5,891	5,833

Total additions	49,738	78,253

Deductions:
Benefits paid to participants (note 1)	40,744	36,780
Administrative expenses	337	192

Total deductions	41,081	36,972

Net increase	8,657	41,281

Net assets available for benefits, beginning of year	417,285	376,004

Net assets available for benefits, end of year	$425,942	417,285

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Effective January 1, 2004, participants may elect to defer not less than 2% and no more than 50% of their annual compensation, and contribute it to the Plan’s trust on a pretax basis up to the Internal Revenue Service maximum for 2005 of $14,000. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax catch-up contributions, up to a maximum of $4,000. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions or in addition to the maximum pretax contributions of $14,000 (but not more than 50% of their total compensation in the aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions ranging from 40% to 100% of the portion of those contributions up to 5% of the employee’s compensation (Basic Contribution), regardless of the $14,000 limit on pretax contributions. Total annual contributions from all sources, other than catch-up contributions, are limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $42,000.

(c)	Trust

The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

FMC Stock Fund – Funds are invested in common stock of FMC Corporation.

Clipper Fund – Funds are invested in common stock of corporations that is considered undervalued by the fund manager, and in long-term bonds.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in common stock of well-known and established companies.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Fidelity Capital and Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

Fidelity Diversified International Fund – Funds are invested primarily in stock of companies located outside the United States.

Fidelity Freedom Funds – A series of asset allocation funds: Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.

Fidelity Freedom Income Fund – Designed for those already in retirement, emphasizes bond and money market mutual funds.

Fidelity Low-Priced Stock Fund – Funds are heavily invested in stock, considered to be undervalued by the fund manager, which can lead to investment in small and medium-sized companies. (This fund is currently closed to new investors).

Fidelity Magellan Fund – Funds are primarily invested in common stock of growth or value companies or both.

Fidelity Managed Income Portfolio II Class 2 – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the plan years ending December 31, 2005 and 2004, the effective annual yield for the fund was approximately 3.81% and 3.91%, respectively.

Fidelity Puritan Fund – Funds are invested in securities, including lower-quality debt securities, U.S. and foreign securities, including those in emerging markets.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. government or its agencies.

Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.

Morgan Stanley Institutional Fund Trust Mid Cap Growth – Funds are invested primarily in common stock of small to mid-sized companies that are expected to grow rapidly and perform well.

Mutual Qualified Fund – Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.

Allianz CCM Emerging Companies Fund- Inst. – Funds are invested primarily in common stock of companies with market capitalizations of at least $100 million which the fund manager believes have the potential for growth.

PIMCO Total Return Inst. CL – Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Royce Special Equity Institutional Class – Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers’ assessment of their economic value.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies that the fund manager believes have long-term growth potential.

Spartan International Index Fund – Fund normally invests at least 80% of its assets in common stock included in: the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index) which represents the performance of developed stock markets outside the United States and Canada.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

(f)	Payment of Benefits

Upon termination of service due to retirement, death, disability, or attainment of age 59 1/2, etc., any participant or, if applicable, their beneficiary, may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. For the period of January 1, 2005 through March 27, 2005, participants or beneficiaries whose accounts were valued at not less than $5,000 upon termination, were able to elect to defer their lump-sum distribution or receive installments (annually, quarterly, or monthly) over a period of 20 years or less or over the life expectancy of the participant. Effective March 28, 2005, the above amount was changed to $1,000 in order to comply with the automatic rollover requirements of The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

(g)	Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Withdrawals from participants’ after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans must be repaid over 60 months with interest at the announced Fidelity Managed Income Portfolio II – Class 2 Fund rate or some other reasonable rate as determined by the Company.

(h)	Forfeited Accounts

At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $232,899 and $274,758, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. Also, in 2005 and 2004, approximately $253,032 and $100,649, respectively, in plan expenses were paid from forfeited nonvested accounts.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)	Valuation of Investments and Income Recognition

Quoted or estimated market prices and Net Asset Value (NAV) for mutual fund and stock (FMC Corporation) funds are used to value investments except for certain benefit-responsive investment contracts with banks and insurance companies that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value. Participants’ loans are valued at their outstanding balances, which approximates fair value. Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as of the ex-dividend date. Interest is recorded as earned on the accrual basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts as provided for in the Plan.

During 2004, the Plan received proceeds of approximately $652,000 from the demutualization of Prudential Financial, which was related to a predecessor plan. The proceeds along with any earnings thereon are to be used to pay plan-related expenses in the future that would otherwise be paid for by plan participants.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004:

	2005	2004
	(In thousands)
FMC Stock Fund	$132,960	124,719
Fidelity Managed Income Portfolio II Class 2	96,362	103,592
Fidelity Blue Chip Growth Fund	18,958	20,007
Sequoia Fund	26,477	27,911
Clipper Fund	26,120	29,868

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

For the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2005	2004
	(In thousands)
FMC Stock Fund	$12,453	36,510
Clipper Fund	(527)	568
Fidelity Blue Chip Growth Fund	629	1,057
Fidelity Capital and Income Fund	(55)	133
Fidelity Diversified International Fund	1,586	1,487
Fidelity Freedom 2000 Fund	5	12
Fidelity Freedom 2010 Fund	66	82
Fidelity Freedom 2020 Fund	104	108
Fidelity Freedom 2030 Fund	57	51
Fidelity Freedom 2040 Fund	11	13
Fidelity Freedom Income Fund	6	10
Fidelity Low-Priced Stock Fund	286	2,531
Fidelity Magellan Fund	173	478
Fidelity Puritan Fund	(72)	164
Fidelity U.S. Equity Index Pool Fund	450	952
Morgan Stanley Institutional Fund Trust Mid Cap Growth	806	691
Mutual Qualified Fund	176	977
Allianz CCM Emerging Companies Fund — Inst.	(42)	—
PIMCO Emerging Companies Fund — Inst.	—	(32)
PIMCO Total Return Inst. CL	(144)	(32)
Royce Special Equity Institutional Class	(95)	73
Sequoia Fund	161	1,225
Spartan International Index	74	—

	$16,108	47,058

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (in FMC common stock) is as follows:

	December 31
	2005	2004
	(In thousands)
Net assets:
FMC common stock	$79,918	74,392

December 31, 2005
(In thousands)
Changes in net assets:
Contributions	$5,865
Net appreciation	6,468
Benefits paid to participants	(6,807)

$5,526

(5)	Related-Party Transactions

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $337,104 and $191,714 for the year ended December 31, 2005 and 2004, respectively.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Schedule 1

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(In thousands, except shares)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
FMC Stock Fund*	FMC Corporation Stock:
	Participant-directed portion of FMC Stock Fund, approximately 997,584 shares	$53,042
	Nonparticipant-directed portion of FMC Stock Fund, approximately 1,503,071 shares (the cost basis for both the participant- and nonparticipant- directed portions of the FMC Corporation Stock Fund at December 31, 2005 totaled $77,117)	79,918
Clipper Fund	Stock Long-Term Growth Fund	26,120
Fidelity Blue Chip Growth Fund*	Large Companies Stock Fund	18,958
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	4,824
Fidelity Diversified International Fund*	Growth Mutual Fund of Foreign Companies	14,875
Fidelity Freedom Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	490
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	2,048
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	2,158
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	970
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	337
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds	667
Fidelity Low-Priced Stock Fund*	Growth Mutual Fund	21,200
Fidelity Magellan Fund*	Stock Long-Term Growth Fund	7,401
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	96,362
Fidelity Puritan Fund*	Stock and Bond Fund	6,252
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	10,986
Fidelity U.S. Equity Index Pool*	Stock Index Fund	9,733
Morgan Stanley Institutional Fund Trust Mid Cap Growth	Stock Long-Term Growth Fund	6,416
Mutual Qualified Fund	Stock Long-Term Growth Fund	14,778
Allianz CCM Emerging Companies Fund — Inst.	Growth Mutual Fund	2,299
PIMCO Total Return Inst. CL	Bond Mutual Fund	8,668
Royce Special Equity Institutional Class	Stock Long-Term Growth Fund	1,555
Sequoia Fund	Stock Long-Term Growth Fund	26,477
Spartan International Index	International Growth Fund	932
Participants’ loans receivable	Varying rates of interest, 5.16% to 9.25%	8,332

Total assets held for investment purposes		$425,798

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

Signature

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

/s/ Andrea E. Utecht
Andrea E. Utecht
Vice President, General Counsel and Secretary

Date: June 28, 2006

Exhibit Index

Number in Exhibit table	Description
23.1	Consent of Independent Registered Public Accounting Firm